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AUDITED REPORT
FORM X-17A-5
PART III

Information Required of Brokers and Dealers
Pursuant to Section 17 of the Securities
Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE 8-~~01-07321~~ 32482

REPORT FOR THE PERIOD BEGINNING 01/01/01 AND ENDING 12/31/01
MM/DD/YY MM/DD/YY


RECEIVED
MAR 0 1 2002
152

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY

Credit Suisse Asset Management Securities, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

466 Lexington Avenue

(No. and Street)

New York, NY 10017

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Emidio Morizio 212-875-3923

(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT (Whose opinion is contained in this Report *)
(Name . . . if individual, state last, first, middle name)

KPMG LLP

757 Third Avenue, New York, NY 10017

(Address) (City) (State) (Zip Code)

PROCESSED
APR 0 4 2002
THOMSON
FINANCIAL

CHECK ONE:

x Certified Public Accountant

o Public Accountant

o Accountant not resident in United States or any of its possessions.

Oath or Affirmation

I, Emidio Morizio, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of Credit Suisse AssetM Securities Inc. as of DECEMBER 31, 2001, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Title Vice President, Legal Compliance

Subscribed and sworn
to before me
this 26 day of Feb 2002



Notary Public

MATTHEW J. HACKETHAL
Notary Public, State of New York
No. 01HA5038952
Qualified in Queens County
~~Certificate Filed in New York County~~
Commission Expires February 6, ~~1997~~ 2003

This report contains (check all applicable boxes)

☒ (a) Facing page.

☒ (b) Statement of financial condition.

☒ (c) Statement of income (loss).

☒ (d) Statement of cash flows.

☒ (e) Statement of changes in stockholders' equity or partners' or sole proprietor's capital.

☐ (f) Statement of changes in liabilities subordinated to claims of general creditors.

☒ (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.

☒ (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.

☐ (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.

☐ (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.

☐ (k) A reconciliation between the audited and unaudited statements of financial condition with respect to methods of consolidation.

☒ (l) An oath or affirmation.

☐ (m) A copy of the SIPC supplemental report.

☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

☒ (o) Independent auditor's report on internal accounting control.

☐ (p) Schedule of segregation requirements and funds in segregation - customers' regulated commodity futures account pursuant to Rule 171-5.

CREDIT SUISSE ASSET MANAGEMENT SECURITIES, INC.
(A Wholly Owned Subsidiary of
CSAM Americas Holding Corp.)

Statement of Financial Condition

December 31, 2001

Assets		
Cash and cash equivalents	$	12,199,959
Administrative fees receivable		581,584
Distribution fees receivable		315,157
Placement fees receivable		588,218
Prepaids and other assets		17,493
Total assets	$	13,702,411
Liabilities and Stockholder's Equity		
Accounts payable and accrued expenses	$	963,593
Due to affiliates		3,362,869
Total liabilities		4,326,462
Common stock, $1 par value; 100 shares authorized; 78-2/3 shares issued and outstanding		79
Additional paid-in capital		485,921
Retained earnings		8,889,949
Total stockholder's equity		9,375,949
Total liabilities and stockholder's equity	$	13,702,411

See accompanying notes to financial statements.

CREDIT SUISSE ASSET MANAGEMENT SECURITIES, INC.
(A Wholly Owned Subsidiary of
CSAM Americas Holding Corp.)

Statement of Operations

Year ended December 31, 2001

Income:		
Administrative fees	$	7,932,739
Distribution fees		5,037,970
Commissions and CDSC fees		326,378
Placement fees		5,041,676
Dividends and interest		307,164
Total income		18,645,927
Expenses:		
Advertising, printing and distribution		6,535,612
General and administrative		3,600,095
Referral fees		3,792,512
Other operating expenses		3,244,342
Total expenses		17,172,561
Income before provision for income taxes		1,473,366
Provision for income taxes		515,678
Net income	$	957,688

See accompanying notes to financial statements.